FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
     For the month of March          , 2006
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 105TH BUSINESS TERM

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date March 31, 2006	By	/s/ Hiroshi Kawashimo

(Signature)*

Hiroshi Kawashimo
General Manager, Finance Division
Canon Inc.
     *Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice of Resolutions of The Ordinary General Meeting of Shareholders For The 105th Business Term

March 30, 2006
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman, President & CEO
NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 105TH BUSINESS TERM
Notice is hereby given that at the Ordinary General Meeting of Shareholders for the 105th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.
Matters Reported:
1.	Reports on the Business Report, Consolidated Balance Sheet and Consolidated Statement of Income for the 105th Business Term (from January 1, 2005 to December 31, 2005), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the Balance Sheet and Statement of Income for the 105th Business Term (from January 1, 2005 to December 31, 2005).
The contents of items 1 and 2 above were reported.

Matters Resolved upon:
     Item No. 1 Approval of the Proposal of Profit Appropriation for the 105th Business Term
It was approved and adopted in all respects as proposed and, in order to respond to the continuing support from our shareholders, the dividend of profits due for this term was decided to be 67.50 yen per share, an increase of 27.50 yen compared to the previous term. Since the Company has already paid an interim dividend of 32.50 yen per share, together with the above dividend, the dividend for the entire Business Term will be 100.00 yen per share in total (an increase of 35.00 yen compared to the previous term).
     Item No. 2 Partial Amendment of the Articles of Incorporation
It was approved and adopted in all respects as proposed, and to strengthen and enhance the Company’s audit system, the number of Corporate Auditors was amended from “four (4) or less” to “five (5) or less.”
     Item No. 3 Election of Twenty-Six Directors
It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Toshizo Tanaka, Tsuneji Uchida, Nobuyoshi Tanaka, Junji Ichikawa, Hajime Tsuruoka, Akiyoshi Moroe, Kunio Watanabe, Hironori Yamamoto, Yoroku Adachi, Yasuo Mitsuhashi, Katsuichi Shimizu, Ryoichi Bamba, Tomonori Iwashita, Toshio Homma, Shigeru Imaiida, Masahiro Osawa, Keijiro Yamazaki, Shunichi Uzawa, Masaki Nakaoka, Toshiyuki Komatsu, Shigeyuki Matsumoto and Haruhisa Honda were reappointed as Directors, and Messrs. Tetsuro Tahara, Seijiro Sekine and Shunji Onda were newly appointed as Directors. All of them assumed their offices.

     Item No. 4 Election of Two Corporate Auditors
It was approved and adopted in all respects as proposed. As a result, Messrs. Yoshinobu Shimizu and Minoru Shishikura were newly appointed as Corporate Auditors and assumed their offices. Messrs. Yoshinobu Shimizu and Minoru Shishikura are outside Corporate Auditors defined in Article 18, Paragraph 1 of the Law regarding Exceptional Rules of the Commercial Code concerning Auditing, etc. of Stock Corporations.
     Item No. 5 Grant of Retiring Allowance to Directors and Corporate Auditor to be Retired
It was approved and adopted in all respects as proposed. Thus, it was decided that retiring allowances should be granted to each of the retired Directors, Messrs. Yukio Yamashita and Yusuke Emura, and the retired Corporate Auditor, Mr. Tetsuo Yoshizawa, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the Board of Directors for the retired Directors, and to the consultation of Corporate Auditors for the retired Corporate Auditor.

■ Appointment of Representative Directors and Directors with Specific Titles
As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 105th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman, President & CEO	Fujio Mitarai
Executive Vice President	Tsuneji Uchida
Senior Managing Director	Toshizo Tanaka
Senior Managing Director	Nobuyoshi Tanaka
Senior Managing Director	Junji Ichikawa
Senior Managing Director	Hajime Tsuruoka
Managing Director	Akiyoshi Moroe
Managing Director	Kunio Watanabe
Managing Director	Hironori Yamamoto
Managing Director	Yoroku Adachi
Managing Director	Yasuo Mitsuhashi

PAYMENT OF THE DIVIDEND OF PROFITS
The dividend due for the 105th Business Term shall be paid by either of the following methods.
■ If you are receiving the dividend with the “Postal Giro Payment Advice Form”:
Please receive the dividend in accordance with the instructions stated on the enclosed “Postal Giro Payment Advice Form” at a nearby post office during the payment period (from March 31, 2006 through May 1, 2006). This “Postal Giro Payment Advice Form” can also make your dividend be remitted to your bank account, postal giro account and postal account.
■ If you have requested to have the dividend transferred to your bank account or postal account:
Please confirm the enclosed “Statement of Dividend of Profits” and “Dividend Transfer Notice.”